UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                   Artemis International Solutions Corporation
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    04301R405
                                 (CUSIP Number)

                                December 31, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04301R405                      13G                   Page 2 of 7 Pages

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                           Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                           0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                                           1,678,984

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           1,678,984
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                           1,678,984
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                           14.45%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                           PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                      13G                   Page 3 of 7 Pages

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                           Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                           0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                                           1,678,984

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           1,678,984
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                           1,678,984
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                [X]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                           14.45%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                           OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                      13G                   Page 4 of 7 Pages

-----------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                           Charles Frumberg
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

                                           United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                           0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                                           1,678,984

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                           0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                           1,678,984
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                           1,678,984
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                [X]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                           14.45%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                           IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                      13G                   Page 5 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G which was filed on June 28, 2004(the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of Artemis International Solutions Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates
Item 4 in its entirety as set forth below.

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

                  As of the date hereof, each Reporting Person may be deemed the beneficial owner of (i) 1,363,636 shares of Common Stock currently issuable to Emancipation Capital upon conversion of shares of Series A Convertible Preferred Stock, par value $0.001, of the Company ("Preferred Stock"), (ii) 136,364 shares of Common Stock currently issuable to Emancipation Capital upon exercise of warrants ("Initial Warrants"), (iii) 26,700 shares of Common Stock purchased on the open market and (iv) 152,284 shares of Common Stock issued to Emancipation Capital on the exercise on December 23, 2004 of its additional 210-day warrants. The Preferred Stock was acquired in a privately negotiated transaction that was consummated on June 16, 2004 at a price of $2.20 per share. In connection with the issuance of the Preferred Stock, Emancipation Capital received the Initial Warrants which have a five year term and an exercise price of $2.60 per share.

                  Emancipation Capital LLC acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Capital LLC and Mr. Frumberg disclaim beneficial ownership of the securities held by Emancipation Capital, except for their pecuniary interest therein.

                  Although Emancipation Capital believes that it is not part of a group, on June 16, 2004, Emancipation Capital, other purchasers of the Company's Common Stock and Proha PLC, a shareholder of the Company, entered into a letter agreement whereby the parties agreed that for a period of two years commencing on June 16, 2004, a nominating committee shall be the exclusive process by which directors are nominated for election to the board of directors of the Company. Each party agreed to either (i) directly or indirectly vote in favor of, or (ii) directly or indirectly not oppose a candidate so nominated by the board of directors through its nominating committee.

            (b) Percent of class:


                 Approximately 14.45% as of the date hereof. Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, there were 9,965,018 shares of Common Stock issued and outstanding as of November 5, 2004.

            (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

CUSIP No. 04301R405                      13G                   Page 6 of 7 Pages

                  (ii) Shared power to vote or to direct the vote

                       1,678,984 shares of Common Stock.

                 (iii) Sole power to dispose or to direct the disposition of

                       0

                  (iv) Shared power to dispose or to direct the disposition of

                       1,678,984 shares of Common Stock.

CUSIP No. 04301R405                      13G                   Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 20, 2005

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/ Charles Frumberg
        -----------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL, LLC

By: /s/ Charles Frumberg
    ---------------------------
    Name:  Charles Frumberg
    Title: Managing Member



CHARLES FRUMBERG

/s/ Charles Frumberg
---------------------------